FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

POET Technologies Inc. ("**POET**" or the "**Company**")
120 Eglinton Avenue East, Suite 1107
Toronto, Ontario
M4P 1E2

Item 2 – Date of Material Change

May 3, 2024
May 10, 2024

Item 3 – Press Release

Press releases disclosing the material changes described herein were disseminated through GlobeNewswire on May 3, 2024, and May 10, 2024, and copies of each press release were subsequently filed under POET's profile on SEDAR+ at www.sedarplus.ca.

Item 4 – Summary of Material Change

On May 3, 2024, the Company completed a private placement of an aggregate of 3,258,390 units of the Company ("**LIFE Units**") on a non-brokered basis at a price of CAD$3.069 per LIFE Unit for aggregate gross proceeds of approximately CAD$10 million under the Canadian listed issuer financing exemption program (the "**LIFE Offering**").

On May 10, 2024, the Company completed a private placement of an aggregate of 3,448,275 units ("**Non-LIFE Units**") on a non-brokered basis at a price of CAD$2.90 per Non-LIFE Unit for aggregate gross proceeds of approximately CAD$10 million (the "**Non-LIFE Offering**").

On April 30, 2024, the Company and L5 Capital Inc. (the "**Consultant**") entered into a consulting agreement (the "**Consulting Agreement**") which commenced immediately from the date of the Consulting Agreement, being April 30, 2024.

Item 5 – Full Description of Material Change

5.1 – Full Description of Material Change

On May 3, 2024, the Company completed a private placement of an aggregate of 3,258,390 LIFE Units on a non-brokered basis at a price of CAD$3.069 per LIFE Unit for aggregate gross proceeds of approximately CAD$10 million under the Canadian listed issuer financing exemption program which was taken up entirely by a single institutional investor.

The 3,258,390 LIFE Units sold by the Company under the LIFE Offering consisted of 3,258,390 common shares of the Company ("**Common Shares**") and warrants to purchase up to 3,258,390 Common Shares (each, a "**LIFE Warrant**") at a combined price of CAD$3.069 per Common Share and accompanying

LIFE Warrant. Each LIFE Warrant has an exercise price of CAD$4.26 per Common Share and is exercisable for five years from the closing date of the LIFE Offering, being May 3, 2024.

The net proceeds from the LIFE Offering will be used by the Company for general working capital purposes aimed at supporting the current significant growth phase for the Company.

On May 10, the Company completed a private placement of an aggregate of 3,448,275 Non-LIFE Units on a non-brokered basis at a price of CAD$2.90 per Non-LIFE Unit for aggregate gross proceeds of approximately CAD$10 million which was taken up by two institutional investors.

Each Non-LIFE Unit consisted of one Common Share and one Common Share purchase warrant (each, a "**Non-LIFE Warrant**"). Each Non-LIFE Warrant has an exercise price of CAD$4.26 and is exercisable to acquire one Common Share (each, a "**Non-LIFE Warrant Share**") for five years from the closing date of the Non-LIFE Offering, being May 10, 2024. The Common Shares forming a part of the Non-LIFE Units, the Non-LIFE Warrants, and the Non-LIFE Warrant Shares are each subject to a 4-month holding period under applicable Canadian securities laws. No brokers or finders were engaged in the Non-LIFE Offering and no commissions are to be paid in connection with the issuance of the Non-LIFE Units.

The net proceeds from the Non-LIFE Offering will be used by the Company for general working capital purposes aimed at supporting the current significant growth phase for the Company.

The Non-LIFE Units are being issued pursuant to exemptions from the prospectus requirements pursuant to Canadian securities laws to investors resident in Canada.

On April 30, 2024, the Company entered into the Consulting Agreement whereby the Consultant has agreed to act in an independent contractor capacity to provide special opportunity assessments and corporate development advice to the Company. In connection with the Consulting Agreement, the Company has agreed to pay to the Consultant a total fee in the amount of USD$1.5 million consisting of: (i) an upfront fee in the amount of USD$750,000, which has been paid to the Consultant by the Company; and (ii) an additional fee of USD$750,000 which is to be paid to the Consultant in equal quarterly instalments of USD$187,500 over the term of the Consulting Agreement. Pursuant to the terms of the Consulting Agreement, the Company will also pay an additional fee to the Consultant in the event of the Company completing certain corporate transactions involving specified third parties.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8 – Executive Officer

For further information, please contact:

Kevin Barnes, Vice President of Finance & Administration, Corporate Controller and Treasurer
POET Technologies Inc.
Telephone: (416) 368-9411
kb@poet.tech

Item 9 – Date of Report

May 13, 2024